

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

April 25, 2011

Mr. Laurence A. Tosi
Chief Financial Officer
The Blackstone Group L.P.
345 Park Avenue
New York, NY 10154

>   **RE: The Blackstone Group L.P.**
>   **Form 10-K for the Fiscal Year ended December 31, 2010**
>   **File No. 1-33551**

Dear Mr. Tosi:

We have reviewed these filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010</u>

<u>Item 1A - Risk Factors, page 20</u>
<u>We are subject to substantial litigation risks…, page 31</u>

1. We note the disclosure on pages 59-60 regarding the IPO lawsuit. The disclosure under this subheading discusses the risks of litigation relating to your current and on-going business operations, but does not encompass the risks associated with the IPO lawsuit. With a view towards future disclosure, please advise us as to the consideration you have given to expanding this risk factor or adding a separate risk factor to specifically address the IPO lawsuit.

<u>Item 3 - Legal Proceedings, page 59</u>

2. We note that you revised the description of the IPO lawsuit from the disclosure contained in your Form 10-Q for the quarter ended September 30, 2010 by

deleting the reference to the lower court's dismissal of the lawsuit. It appears that this revision was made because the lower's court decision was reversed on appeal in February 2011. Please revise future filings to discuss both the lower court's decision and the reversal of that decision by the Second Circuit Court of Appeals, including the grounds for reversal. In this regard, we note that you have included disclosure regarding the lower court's decision, including its finding that the information at issue in the lawsuit was immaterial, in your quarterly and annual reports since the lower court's decision was rendered in September 2009.

Item 8 – Financial Statements and Supplementary Data, page 119
Note 17 – Commitments and Contingencies, page 171

3. We note your description of the class action suit brought against you in the spring of 2008 on pages 59 through 60. We further note that on February 10, 2011, there was a decision to reverse on appeal the original dismissal. We also note your disclosure on page 172 that you do not have a potential liability related to any current legal proceeding or claim that would individually or in the aggregate materially adversely affect your results of operations, financial position or cash flows. In light of the decision on February 10, 2011, please confirm for us that you consider any material loss related to this case to be remote.

Item 10 – Directors, Executive Officers and Corporate Governance, page 185
Board Composition, page 187

4. We note the disclosure in this section regarding the specific experience, qualifications, attributes or skills that led to the conclusion that Messrs. Jenrette, Light, Mulroney, and Parrett should serve as directors. However, there is no similar disclosure for the other directors, i.e., Messrs. Schwarzman, James and Hill. Please revise in future filings to provide this information for each director. Refer to Regulation S-K Item 401(e).

Item 11 – Executive Compensation, page 190
Compensation Elements for Named Executive Officers, page 192
2. Annual Cash Payments / Deferred Equity Awards, page 192

5. It appears that you utilize several factors to determine a baseline award for each named executive officer. In this regard, we note that you determine an "indicative participation interest" for each named executive officer (other than Mr. Schwarzman) in the performance of a particular business unit and the performance of each business unit is calculated based on annual operating income. These figures are then subject to adjustment by Mr. Schwarzman in his sole discretion. Please revise in future filings to disclose the indicative participation interest of each named executive officer (other than Mr.

Schwarzman), the business unit(s) in which each NEO has a participation interest, whether and how the annual operating income of any business unit was modified by Mr. Schwarzman or by the firm to determine the actual cash awards, and the reason(s) for any adjustment. Please also revise in future filings to briefly describe the nature of the individual performance factors of each named executive officer that were considered in making the award determination. Finally, please revise in future filings to explain in greater detail what you mean by the "prior and anticipated performance" as used in clauses (a) and (b) of the last sentence of the second paragraph. Using information for your most recently completed fiscal year, please show us in your supplemental response what your revised disclosure will look like.

6. We note the disclosure in the last paragraph regarding the discretionary equity awards. With a view towards future disclosure, please tell us how the amount of each award was determined and, with respect to Mr. Tosi, the reason(s) for the award.

3. Participation in Carried Interest, page 193

7. We note that each named executive officer (other than Mr. Schwarzman) has an allocated share of carried interest and that this allocated share is subject to adjustment by Mr. Schwarzman. Please revise in future filings to disclose the allocated share for each named executive officer (other than Mr. Schwarzman), how that amount was adjusted by Mr. Schwarzman to determine the actual allocation, and the reason(s) for any adjustment. Using information for your most recently completed fiscal year, please show us in your supplemental response what your revised disclosure will look like.

Item 15 - Exhibits, Financial Statement Schedules, page 216

8. We note that you incorporate the Credit Agreement, exhibit 10.16, by reference to an exhibit filed with a Form 10-Q. However, it does not appear that you filed all applicable schedules and exhibits when you first filed the Credit Agreement. If these schedules and exhibits have been filed previously, please tell us where they are located. Otherwise, please file the full Credit Agreement, including all schedules and exhibits, with your next Exchange Act filing.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Pamela Long, Assistant Director, at (202) 551-3765 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant
Chief Accountant